FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑

Banco Santander, S.A.

Item

1	Material Fact dated November 24, 2011

MATERIAL FACT
ANNOUNCEMENTS OF RESULTS OF EXCHANGE OFFERS
On 15 November 2011 Banco Santander, S.A. (Banco Santander) invited, amongst others, holders of the securities set out below (the Existing Securities) to offer the exchange of those Existing Securities for new securities to be issued (the New Securities) (the Offer).
Banco Santander announces with respect to the Offer: (i) the aggregate nominal amount of the Existing Securities accepted for the exchange; and (ii) the final nominal amount and interest rate of New Securities to be issued. Such amounts are set out in the table below.
It is expected that the settlement date of the Offer is 1 December 2011.

					Aggregate
			Aggregate	Aggregate	Outstanding
			Amount of	Nominal	Amount of
			Existing	Amount of	Existing
			Securities	New	Securities
			accepted for	Securities to	after the
Series No.	Name of Existing Security[1]	ISIN	Exchange	be issued	exchange

	Santander Issuances, S.A.
1.	Unipersonal €1,500,000,000	XS0291652203	€274,000,000	€243,300,000	€1,226,000,000
	Callable Subordinated Step-Up Floating Rate Instruments due 2017

	Santander Issuances, S.A.
2.	Unipersonal €550,000,000	XS0261717416	€202,200,000	€180,000,000	€347,800,000
	Callable Subordinated Step-Up Floating Rate Instruments due 2017

	Santander Issuances, S.A.
3.	Unipersonal €1,500,000,000	XS0327533617	€394,250,000	€347,500,000	€1,105,750,000
	Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2017

	Santander Issuances, S.A.
4.	Unipersonal £300,000,000	XS0284633327	£146,053,000	£124,800,000	£153,947,000
	Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018

	Santander Issuances, S.A.
5.	Unipersonal €500,000,000	XS0255291626	€165,471,000	€141,300,000	€334,529,000
	Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018

[1]
All references to an amount in euro or in pounds sterling in this column are to the original nominal amount of the Existing Securities. Such nominal amount may have been reduced by prepayments in accordance with the terms of such Existing Securities.

Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

					Aggregate
			Aggregate	Aggregate	Outstanding
			Amount of	Nominal	Amount of
			Existing	Amount of	Existing
			Securities	New	Securities
			accepted for	Securities to	after the
Series No.	Name of Existing Security[1]	ISIN	Exchange	be issued	exchange

	Santander Issuances, S.A.
6.	Unipersonal €500,000,000	XS0301810262	€85,150,000	€72,600,000	€414,850,000
	Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2019

	Santander Issuances, S.A.
7.	Unipersonal €449,250,000	XS0440402393	€135,500,000	€131,500,000	€313,750,000
	Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019

	Santander Issuances, S.A.
8.	Unipersonal £843,350,000	XS0440403797	£70,950,000	£65,000,000	£772,400,000
	Callable Subordinated Lower Tier 2 Step-Up Fixed/Floating Rate Instruments due 2019
Final nominal amount and interest rate of New Securities to be issued:
•	EUR 1,116,200,000 3.381% due 1 December 2015.

•	GBP 189,800,000 3.160% due 1 December 2015.
The effect of the global result of the exchange offers (which invitation was announced on 15 November) over the financial statements of Santander Group will be duly announced once such offers have been settled.
Boadilla del Monte (Madrid), 24 November 2011
Banco Santander Central Hispano, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 28, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President